[John Hancock Letterhead]
Draft September 18, 2006 -[To be Submitted Electronically Via EDGAR]

Rob Lamont
Senior Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549-4644

Re: Post-Effective Amendment to Variable Annuity Registration on Form N-4:
    Venture Variable Annuities (Registration No.: 333-70728)

Dear Mr. Lamont:

This letter is in response to the comments you provided during our August 24, 2006 telephone conversation. Your comments, as summarized in italics, relate to the captioned post-effective amendment that we filed on July 20, 2006 pursuant to Rule 485(a) under the '33 Act (SEC Accession # 0000950135-06-004368). Except where otherwise stated, we underline specific examples of prospectus text revisions for staff review only.

Comment 1: [This comment relates to John Hancock's July 26, 2006 request to use "template language" in the post-effective amendment with other registration statements pursuant to Rule 485(b)(1)(vii).] In order to approve your request to file post-effective amendments for other registration statements using template language in this filing, you will need to file another post-effective amendment under Rule 485(a), with a request for acceleration, that includes all fee information.

     RESPONSE 1: We filed another post-effective amendment to the captioned Registration Statement under Rule 485(a) on September 15, 2006 (SEC Accession #0000950135-06-005792) that will include the following supplemental information in the Fee Table section of the prospectus:

                                                  JOHN HANCOCK USA        JOHN HANCOCK NEW YORK
                                                  ----------------   -------------------------------
FEES DEDUCTED FROM CONTRACT VALUE
Principal Plus for Life
   Maximum Fee#                                         0.75%                     0.75%
   Current Fee                                          0.40%                     0.40%
Principal Plus for Life Plus  Automatic
Annual Step-up
   Maximum Fee##                                        1.20%                     1.20%
   Current Fee                                           .60%                      .60%
Principal Plus for Life Plus Spousal Protection
   Maximum Fee###                                       1.20%        [Currently not Available in NY]
   Current Fee                                           .65%

# The current charge is 0.40% of the adjusted Guaranteed Withdrawal Balance. We reserve the right to increase the charge to a maximum charge of 0.75% if the Guaranteed Withdrawal Balance is "Stepped Up" to equal the Contract Value. The charge is deducted on an annual basis from the Contract Value.

## The current charge is 0.60% of the adjusted Guaranteed Withdrawal Balance. We reserve the right to increase the charge to a maximum charge of 1.20% if the Guaranteed Withdrawal Balance is "Stepped Up" to equal the Contract Value. The charge is deducted on an annual basis from the Contract Value.

### The current charge is 0.65% of the adjusted Guaranteed Withdrawal Balance. We reserve the right to increase the charge to a maximum charge of 1.20% if the Guaranteed Withdrawal Balance is "Stepped Up" to equal the Contract Value. The charge is deducted on an annual basis from the Contract Value.

                                                             Robert Lamont, Esq.
                                                    Office of Insurance Products
                                              Securities and Exchange Commission
                                                              September 18, 2006
                                                                     Page 2 of 4


Comment 2: Please delete reference to an "immediate" Annual Step-Up because the Step does not occur until the first anniversary of the contract date.

     RESPONSE 2: We will revise the disclosure to reflect an "automatic" Annual Step-Up throughout the text as shown in the example below:

          - Principal Plus for Life Plus Automatic Annual Step-up Rider: [ ] starting with the first Contract Anniversary, we may automatically increase the amounts we guarantee for withdrawals, but that will depend on the investment performance of your Contract; and

Comment 3: On the third paragraph on page 1 of the prospectus supplement, please include a telephone number for the John Hancock Annuities Service Center.

     RESPONSE 3: We will revise the paragraph to read as follows:

     The benefits described in this Supplement may not be available for all Contracts and may not be available in all states. Please contact the John Hancock Annuities Service Center at 1-800-344-1029 for additional information on availability.

Comment 4: On pages 3 and 4 of the prospectus supplement, please clarify when the "limited period of time" ends with respect to your offer to allow Owners of Contracts purchased on or after July 17, 2006 to replace a Principal Plus for Life Rider. It would be acceptable to indicate a specific date with a qualification that you may extend the offer in selected states.

     RESPONSE 4: We will revise the paragraph on page 3 to read as follows:

     AVAILABILITY OF PRINCIPAL PLUS FOR LIFE PLUS AUTOMATIC STEP-UP RIDER FOR CONTRACTS PURCHASED ON OR AFTER JULY 17, 2006 AND BEFORE [DATE OF PROSPECTUS SUPPLEMENT]. If you purchased a Contract with a Principal Plus for Life Rider during this period, we will allow you to replace the Principal Plus for Life Rider with a Principal Plus for Life Plus Automatic Annual Step-up Rider (if available in your state), but only until December 15, 2006. We may extend this cut-off date in certain states. If you decide to replace your Principal Plus for Life Rider, the Guaranteed Withdrawal Balance, Guaranteed Withdrawal Amount and any Lifetime Income Amount under the new Rider will equal the Guaranteed Withdrawal Balance, Guaranteed Withdrawal Amount and any Lifetime Income Amount, respectively, under your previous Rider. If your Contract Value is higher (or lower) than the Guaranteed Withdrawal Balance under your Principal Plus for Life Rider at the time you elect the Principal Plus for Life Plus Automatic Annual Step-up Rider, we will not increase (or decrease) your Guaranteed Withdrawal Balance at that time. We will automatically increase or "Step-Up" the Guaranteed Withdrawal Balance under the Principal Plus for Life Plus Automatic Annual Step-up Rider to equal the Contract Value, if greater, on the first Contract Anniversary and you will be eligible for an automatic Step-Up on each Contract Anniversary thereafter, as described in this Supplement. We will deduct the fee on the first Contract Anniversary and each Contract Anniversary thereafter. You must submit all required paperwork in good to our Annuities Service Center in order to elect the Principal Plus for Life Plus Automatic Annual Step-up Rider. You must do this before the December 15, 2006 cut-off date or, (if applicable in your state), any extension to it.

We will revise the paragraph on page 4 to read as follows:

     AVAILABILITY OF PRINCIPAL PLUS FOR LIFE PLUS SPOUSAL PROTECTION RIDER FOR CONTRACTS PURCHASED ON OR AFTER JULY 17, 2006 AND BEFORE [DATE OF THIS PROSPECTUS SUPPLEMENT]. If you purchased a Contract with a Principal Plus for Life Rider during this period, we will allow you to replace the Principal Plus for Life Rider with a Principal Plus for Life Plus Spousal Protection Rider (if available in your state), but only until December 15, 2006. We may extend this cut-off date in certain states. If you decide to replace your Principal Plus for Life Rider with a Principal Plus for Life - Plus Spousal Protection Rider, the initial Guaranteed Withdrawal Balance and Guaranteed Withdrawal Amount under the new Rider will equal the Guaranteed Withdrawal Balance and Guaranteed Withdrawal Amount, respectively under your previous Rider. If your Contract Value is higher (or lower) than the Guaranteed Withdrawal Balance under your previous Rider at the time you elect the Principal Plus for Life Plus Spousal Protection Rider, we will not increase (or decrease) your Guaranteed Withdrawal Balance at that time.

                                                             Robert Lamont, Esq.
                                                    Office of Insurance Products
                                              Securities and Exchange Commission
                                                              September 18, 2006
                                                                     Page 3 of 4


     The Lifetime Income Amount under the Principal Plus for Life - Spousal Protection Rider will also equal the Lifetime Income Amount, if any, under your previous Rider. If we have not determined a Lifetime Income Amount under the previous Rider when you purchase a Principal Plus for Life Plus Spousal Protection Rider, we will determine the Lifetime Income Amount under the new Rider:

     - on the date we issue the new Rider, if the additional Covered Person is older and had attained age 65 on the date we issue the new Rider; otherwise

     -    on the Contract Anniversary after the older Covered Person attains age
          65. (This date may be earlier than the date we would have determined the Lifetime Income Amount under the previous Rider if the additional Covered Person is older than the Covered Person under the previous Rider.)

     We will deduct the fee on the first Contract Anniversary and then each Contract Anniversary thereafter. You must submit all required paperwork in good order to our Annuities Service Center in order to elect the Principal Plus for Life Plus Spousal Protection Rider. You must do this before the December 15, 2006 cut-off date or (if applicable in your state), any extension to it.

Comment 5: In the last paragraph on page 3 of the prospectus supplement, please indicate the investment restrictions you impose on purchasers of the Riders. It will be acceptable to point the reader back to your disclosure in the prospectus.

     RESPONSE 5: We will revise the paragraph to read as follows:

          You should consult with your financial professional to assist you in determining whether the Principal Plus for Life Plus Automatic Annual Step-up Rider is suited for your financial needs and investment risk tolerance. The addition of the Rider to a Contract may not always be in your interest since an additional fee is imposed annually for this benefit and there is no assurance that your Contract Value will be sufficient on any Step-Up date to receive an increase (step-up) in the guarantees we provide under the Rider. The amount that may be provided by more frequent Step-Up dates under the Principal Plus for Life Plus Automatic Annual Step-up Rider, may, over time, be more than offset by the additional fees and charges associated with this Rider compared to the Principal Plus for Life Rider FURTHERMORE, SIMILAR TO PRINCIPAL PLUS FOR LIFE, THIS RIDER LIMITS THE INVESTMENT OPTIONS OTHERWISE AVAILABLE UNDER THE CONTRACT (SEE THE PROSPECTUS SECTION ON PRINCIPAL PLUS FOR LIFE FOR INFORMATION RELATING TO THE AVAILABLE INVESTMENT OPTIONS), REQUIRES THE COVERED PERSON TO ATTAIN AGE 65 AND REMAIN LIVING FOR YOU TO RECEIVE CERTAIN BENEFITS, CONTAINS AGE CAPS AND LIMITATIONS ON A CONTRACT OWNER'S RIGHTS AND BENEFITS AT CERTAIN AGES AND VALUES, AND PROVIDES NO GUARANTEED WITHDRAWAL BENEFITS ONCE PAYMENTS BEGIN UNDER ANY OF THE ANNUITY OPTIONS DESCRIBED IN THE PROSPECTUS. You should carefully consider each of these factors which are outlined in the Prospectus before purchasing a Principal Plus for Life - Plus Automatic Annual Step-Up Rider.

Comment 6: In your response to these comments, please include Tandy representations.

     RESPONSE 6: The Commission staff ("Staff") has requested that the Registrant of the captioned Registration Statement acknowledge and agree, and such Registrant does hereby acknowledge and agree, that:

     - should the Commission or the Staff, acting pursuant to delegated authority, declare the respective filing effective, it does not foreclose the Commission from taking any action with respect to such filing;

     - the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring a filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     - the Registrant may not assert such action of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me on any matters regarding John Hancock's variable annuity filings at (617) 663-2184 or, in my absence, please contact David Pickett, Esq. at (617) 663-2197.

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                                                             Robert Lamont, Esq.
                                                    Office of Insurance Products
                                              Securities and Exchange Commission
                                                              September 18, 2006
                                                                     Page 4 of 4


                                        Very truly yours.


                                        /s/ Arnold R. Bergman
                                        ----------------------------------------
                                        Arnold R. Bergman
                                        Chief Counsel - Annuities